March 13, 2015

VIA EDGAR

Mr. Mark Rakip
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                          Realty Income Corporation
Form 10-K for the fiscal year ended December 31, 2014
Filed February 18, 2015
File No. 1-13374

Dear Mr. Rakip:

We are writing in response to your comment letter dated March 11, 2015 (the “Comment Letter”) provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Comment Letter relates to Realty Income Corporation’s (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2014 (the “2014 Form 10-K”) filed with the Commission on February 18, 2015.

The material in italics below sets forth the Staff’s comment, followed by our response.

Financial Statements and Supplementary Data

Allocation of the Purchase Price of Real Estate Acquisitions, page 59

1.                                    Regarding your below-market lease intangible liabilities, please tell us how you consider any bargain renewal options in determining the amortization period.

Response: We do consider bargain renewal options in the determination of the amortization period of below-market lease intangible liabilities.  When making this determination we compare the contractual rents for the option period to the expected market rents at the time of exercise.  If the contractual rent is sufficiently lower than the expected market rent, such that the exercise of the option appears to be reasonably assured, then the option period is considered to be a bargain renewal option and the option period is included in the lease term used for purposes of amortization.

In future filings, we will add the italicized phrase below to the following paragraph currently included on page 60 of the 2014 Form 10-K:

Capitalized above-market lease values are amortized as a reduction of rental income over the remaining terms of the respective leases. Capitalized below-market lease values are amortized as an increase to rental income over the remaining terms, including expected below-market renewal option periods, of the respective leases.

***

In making this response, the Company acknowledges that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments to this letter, please do not hesitate to contact me at (858) 284-5109.

Sincerely,

Realty Income Corporation

/s/ Paul M. Meurer

Paul M. Meurer

Executive Vice President,

Chief Financial Officer and Treasurer